VALLEY HIGH MINING COMPANY
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256


                        August 25, 2005


VIA EXPRESS MAIL

S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Valley High Mining Company's response to June 23, 2005 Commission comment letter relative to Valley High's May 18, 2005 first amended Form 10-SB/A-1, File No. 000-51232

Dear Mr. Kluck:

     We are in receipt of the Commission's comment letter dated June 23, 2005 containing 90 comments on Valley High Mining Company's ("Valley High" or "Company") first amended Form 10-SB/A-1 filing referenced above.

     Our second amended Form 10-SB/A-2 filed simultaneously on Edgar with this letter has been revised in accordance with such June 23 comment letter. Our separate or supplementary comments, in addition to the changes we have made in the document, are set forth below.

             RESPONSE TO EACH OF THE COMMISSION'S 90 COMMENTS
             ------------------------------------------------

                    General Comments to Form 10-SB/A-1
                    ----------------------------------

     1. This general comment mirrors Comment No. 73. Reference is thus made to our response to that comment below. We disagree that generally referring to the Bullion Beck and/or Gemini properties, properties located extremely close, if not adjacent, to the North Beck Claims, in any way confuses an investor or otherwise gives a false inference that "the property may have commercial mineralization, because of its proximity to these other mines and/or properties." We say this because no reference whatsoever is made in our registration statement as to the past or present commercial viability of such properties, let alone how much ore was removed from these properties (information of which we are not aware in any event and assuming there even was "ore" removed from these properties). This is further not to ignore that neither property is currently operating a mine, nor has either property had any operations for perhaps 50 years or longer. At the same time, the Bullion Beck and Gemini properties contain head frames and tailing piles that are landmarks in the District, not to mention Eureka, Utah. They are prominent on virtually any map of the area. Accordingly, they both give a person an idea of where the North Beck Mining Claims are actually located. In this regard, we believe that the Commission's comment letter is inconsistent: the Commission's comment letter wants a better description of where our property is located and yet in this comment, it wants us to remove landmark references that enable a person to discern or understand where our mining claims are in fact located. A third point: it would be as much or more deceiving, we believe, to lead an investor to believe that there has been NO mining activity whatsoever in the vicinity, all as if the North Beck Claims were in a metropolitan residential backyard hundreds of miles away from any historical mining activity. Having said this, in the interest of getting our registration statement "cleared," we have tried to comply with this comment by removing gratuitous references to the Bullion Beck or Gemini properties. Part of this has been accomplished by virtue of our compliance with Comment No. 2 immediately below. In short, we have only left such references in the document for landmark identification purposes only, such as in our "Description of Property" section.

     2. The Jenny Lind Project Report deals with an overall geologic area known as the Jenny Lind Tract which is approximately 2 miles by 4 miles in area. The North Beck Claims comprise 470 acres, or less than one square mile, of that entire area. The report is very old (1957) and the large majority of the report describes the overall geology of the large 4 mile by 2 mile area. (It also discusses the Bullion Beck and Gemini properties, showing that there may be a geological relationship between those properties and the North Beck Claims.) Because the report is dated and in large part irrelevant to the North Beck Claims, we have deleted reference to it, as this comment seeks to have us do (other than stating in one spot that we will provide a copy to any person or shareholder requesting it). At the same time, even though now irrelevant, we are nonetheless providing, by mail, a copy of the report to the Commission as this comment requests. The copy we are providing does not contain copies of original photographs as they were too dark to photograph well.

     3. We are not sure that we understand this comment. If the Commission means "due diligence" to ensure that the shareholders of record are or were real people, please be advised that Atlas Stock Transfer in Salt Lake City has been the transfer agent of the Company since its inception. We are familiar with Atlas Stock Transfer, they having been in business in Salt Lake City for many, many years. One transfer agent throughout the life of a company is different than a situation where a company has had 3 or 4 different transfer agents over the years. Accordingly, in answer to this comment, be advised that we reviewed the shareholders' list provided by Atlas, we reviewed all records in Atlas Stock Transfer's possession, including correspondence by and among Atlas, former management and any shareholders since the Company's inception, and we compared these records to other corporate documents in our possession and in doing so, we did not see anything that was amiss or which appeared irregular in any way.

     4. We are familiar with Industry Guide No. 7 and we were familiar with it when we submitted our original registration statement on Form 10-SB, including the differences between the 3 types of mining companies or mining entities and we believe that we have complied with it. For example, the Commission will note that in the last registration statement we filed, it will not find the word "develop" nor will it find the word "ore" and if those words were used, they were not used in the context of the North Beck Mining Claims. To the extent we did not comply with this comment in our previous registration statement, we have now made the necessary modifications. See the Description of Property section in our Form 10-SB/A-2.

     5. As set forth in the last sentence of this comment, we are mailing the Commission a map. Industry Guide No. 7, specifically, subparagraph
(c)(1), does NOT require even furnishing a map to the Commission, let alone Edgarizing one, unless one has proven (measured) reserves or probable (indicated) reserves in a report. We have no such reserves and therefore, Industry Guide No. 7 does not require us to Edgarize any map to attach as an exhibit to our registration statement. We also do not believe that going to the cost and expense of Edgarizing a map of an area that the large majority of people know nothing about is the least meaningful. (If they do know the area, they will know where the claims are located because of its references to the Gemini and Bullion Beck properties. See response to Comment No. 1 above.) If a shareholder or investor wants a map, they can call or write us a letter and we will be happy to mail them a real one. Our Edgarizer, who has been Edgarizing since Edgarizing began, has also never Edgarized a map. We do not believe the law requires us to Edgarize a map and file it as an exhibit. This is an expense that we believe is simply unnecessary under the circumstances. If we were a large mining company with proven "reserves," that would be different.

     6.   While we find this comment arguably inconsistent with subsection
(b) of Industry Guide 7 titled "Mining Operation Disclosure" and which requires disclosure by an exploratory registrant like us under that heading, we have complied with this comment nonetheless.

     7. We believe that referring to the subject mining claims from time to time in the document as "the property" is in no way misleading. "Property" is a generic term. Mining claims ARE property. We believe that anyone reading the entire registration statement will understand that "the property" clearly constitutes nothing more than our mining claims. To be sure, there are no other assets that Valley High has. While we believe that our registration statement is already sufficiently clear on this score, in the spirit of accommodating the Commission and its concerns, we have gone ahead and complied with this comment.

     Risk Factors, page 3
     --------------------

     8. We have complied with this comment by re-writing Risk Factor No. 2 which is titled "Exploration Stage Company." We have also made the old Risk Factor 2, now Risk Factor No. 1 (see comment 11 below). These changes allow us to create a new Risk Factor No. 3 which addresses the concern in this comment about the potential lack of a commercially viable mineral deposit on the North Beck Claims, a very important risk factor that we neglected to include. We have made this risk factor, Risk Factor No. 3 because it seems more logical to make the new risk factor sought in comment 9 directly below, Risk Factor No. 2. This treatment has pushed some of the former Risk Factors up one number.

     9.    We have complied with this comment by inserting a new comment no.
2.  See also response to comment no. 8 directly above.

     10. We have complied with this comment by deleting reference to the idea that we have not disclosed all material risks. We believe we have disclosed all material risks and we cannot think of any more at this time.

     11. We agree with this comment and have deleted former Risk Factor No. 1. This is also good because it allows Risk Factor No. 2 referenced in Comment No. 8 above to be featured more prominently as Risk Factor No. 1.

     12 through 14.      We have eliminated these comments by deleting former
Risk Factor No. 1 in its entirety. See Comment No. 11 above which aptly indicates that a recent status as a so-called "non-reporting" company without a trading market isn't really a risk factor at all and certainly not a material risk factor. We concur that it should be deleted. See also response to Comment No. 8 above.

     15. We have complied with this comment by pointing out, or clarifying, that the Company, having been dormant for several years, is relying on new management to implement its new business plan. This is all we meant and we believe our changes to the sentence make this sentence more understandable.

     16. We have deleted this language and re-inserted it at the end of Risk Factor No. 20 where it seems more appropriate to be placed.

     17. We have re-read former Risk Factor No. 3 (which is now Risk Factor No. 4) and we believe that, while it mentions insurance, it does speak in terms of the inherent risks associated with mining exploration, one of which would not be having the money or insurance to cover such risks. In re-wording some of this risk factor, we believe we have complied with this comment and made the entire risk factor more understandable.

     18. We have complied with this comment, but instead of saying $10 or $20, for example, we have used the word "nominal cash in our company checking account." We believe this is sufficient. At the present time and as disclosed several times in the 10-SB, money is deposited in such account as it becomes necessary to pay bills and expend funds. Accordingly, what the cash balance is at any given time is largely irrelevant.

     19. We have complied with this comment by deleting, and at the same time revising, the language in the beginning of risk factor 4 which the Commission wanted to be further explained. As the comment seeks, we have added the revised sentence at the very beginning of our "Description of Business" section. We do not think this revised sentence or language needs further explaining. The obvious purpose of being "reporting" is so that current and comprehensive information is readily available on oneself. If not, there would be no reason to be "reporting."

     20.  We have complied with this comment.

     21. We have obtained pre-approval of the symbol. When our domicile was changed to Nevada last year and we effectuated a reverse split of our shares in that transaction, we complied with Rule 10b-17 by providing that form to Nasdaq, specifically, Ms. Susan Masero of NASD Compliance. This is generally a good practice because companies like Valley High that traded on the Pink Sheets in the past may have several brokers with stock positions and these brokers want to be advised of any splits or name changes. If not, problems are created and Nasdaq, in our experience, is not pleased with the failure to be so advised. Ms. Masero e-mailed us back, advising us of the new symbol, VHMC. This occurred approximately 1 year ago. This newly assigned symbol for our stock appeared thereafter on Yahoo! Finance for about 6 months after which it was dropped. To our knowledge, no trade in the Company's stock occurred after the new symbol was assigned. We expect that the Nasdaq will re-assign this symbol because it is and was our symbol as recently as last year.

     22.  We have complied with this comment.

     23. We have complied with this comment by substituting the phrase in issue with the word "lender," a description that we believe is more accurate. "Acquisition candidate" is really a misnomer, we believe, in that it assumes that we could obtain exploratory funding by acquiring someone else, an event that is highly unlikely given our current asset situation.

     24. We have complied with this comment. Reference is made to our revisions of the Plan of Operation section.

     25.  We have complied with this comment.

     26. We have complied with this comment and removed this so-called risk factor, which is not really a risk factor at all, but a description of the regulatory process necessary to undertake and embark upon a mining exploration program in the State of Utah.

     27. We have complied with this comment. See the very end of the Plan of Operation section right before Item 3, Description of Property, where we have inserted the requested information or explanation.

     Risks Factors Related to the North Beck Mining Claims, p. 11
     ------------------------------------------------------------

     28. We have complied with this comment by adding a new risk factor no. 8. We must say, however, that we do not necessarily agree with this statement that the Commission wants us to make but we have included it nonetheless to accommodate the Commission's concerns. We believe that no one would have dug a 1,600 foot shaft and a 1,000 foot shaft on the property (i.e., the Sacramento and North Beck Mines) if significant precious metals mineralization had not been found at some level. Unfortunately, much of the information about what was encountered in these particular mines is lost or unavailable at present. We have been informed by principals of Centurion Mines Corporation (now defunct), a former lessee of the claims, that there were excellent silver prospects on the property. This information is not sufficiently verifiable to disclose in the registration statement but it would certainly explain, in large part, why we are willing to go to the trouble of pursing a mining exploration program with regard to the North Beck mineral properties. In other words, we would not be doing what we are doing if we truly thought that gold or silver mineralization was "extremely remote" as the comment states.

     29. We have complied with the comment and deleted the repetitious language.

     30.  We have complied with this comment.

     31. We have complied with this comment by revising risk factor no. 4; however, we fail to understand the remainder of the comment: "In the Description of Business section, please describe the topographical effect on all previous exploration performed on the property." Frankly, we would have no way of complying with this last comment because we were not involved in any previous exploration of the property and to make any such description would be sheer speculation on our part. Obviously, it is more costly to explore in areas that are more remote and difficult to access and we believe that persons with common sense already understand this.

     32. We are currently not aware of any "public reports" per se that we can identify by name. The purpose of the disclosure is to point out that such reports or information exist, particularly with and through government agencies, and that there may well be information out there that a person doesn't have to pay for. For example, the Utah Department of Oil, Gas & Mining (DOGM) has compiled substantial information on the Tintic Mining District, information that would include, or cover, our mineral properties.
We are in the process of obtaining what publicly available information there is on the properties through a geologist/engineer that we have engaged for such purpose. See the Work Sequence discussion in our revised Plan of Operation section described below.

     33. We have complied with this comment. The work commitment figure over 5 years of $15,000 was one that Centurion Mines Corporation, and its successor, Grand Central Mining, included in many of their mining lease agreements respecting the Tintic Mining District. This results in an average of $3,000 per year of assessment work, a figure that is certainly not out-of-the-ordinary or unreasonable. We therefore did not make this figure up nor did we pull it out of thin air as the comment suggests.

     Part I, page 2
     --------------

     Description of Business, page 13
     --------------------------------

     34. We have attempted to comply with this comment by adding an additional work sequence in the subsection of the "Description of Business" section titled "Overall Business Methodology and Plans." It appears to us that there is little more that we can say about capital raising efforts without embarking on wishful thinking, guesswork or sheer speculation, things that should certainly NOT be put in a registration statement. Information that is unknown cannot be disclosed. Other than what we have already said, we intend to contact as many mining companies that we can find who might be interested in the properties and solicit their interest in the North Beck Claims. What more can be said? In regard to the last portion of the comment, we intend to hire Mr. Bruce Yeomans to undertake sampling/assay work so that he can complete his report(s) for us and otherwise identify exploration targets.

     35. We have complied with this comment by creating a new subsection titled "Agreement With Our Sole Officer and Director to Advance Certain Necessary Funds" and which we have placed immediately after the very first paragraph in Item 1 of the "Description of Business" heading. See alsocomment no. 43 below, a similar comment.

     History and Background of the Company, page 13
     ----------------------------------------------

     36. We have complied with this comment. See the sentence added in the paragraph starting with the words, "On February 27, 2004, the Company formed .
.. .."

     37. We have complied with this comment by inserting the requested disclosure where we believe it is appropriate and makes sense. What agreements there were are attached to our amended filing.

     38. There were no "negotiations" per se relative to the mining lease agreement, particularly in light of the fact that the agreement is repeatedly disclosed in the document as a non-arm's length transaction. Mr. Coombs gave it much thought over a long period of time and that is what gave rise to it. It is also a form of lease agreement that is consistent with the form of other lease agreements used in the Tintic Mining District and, in particular, it is consistent with the form of lease agreement used by other non-affiliated parties in the past to lease the North Beck Mining Claims. Nothing more can be said.

     39. We have complied with this comment by adding substantial disclosure to the paragraph in issue about Anticline Uranium and LipidViro Tech. On this score, nothing more can be said.

     40. We have complied with this comment and elaborated on how we recall that the $29,000 valuation came about.

     41. We have complied with this comment. See also our response to Comment Nos. 40 and 41 directly above. The consideration for the 5,000,000 is spelled out in the Lease Agreement which is attached as an exhibit to our initial registration statement on Form 10-SB. In addition, it is significant that, under Nevada law, the board of directors of a Nevada corporation has the right, power and other authority to determine whether the consideration given in exchange for stock is fair. In the opinion of the board of directors of Valley High, as was the opinion of the board of directors of Anticline, the consideration given for the 5,000,000 shares was deemed fair. This satisfies Nevada law.

     Current Status of the Company, page 16
     --------------------------------------

     42.  We have complied with this comment.

     43. We have complied with this comment by referring the reader to the place where we have responded to Comment No. 35 above. Reference is made to our response to that comment in which we have written an entirely new paragraph and created a new heading discussing the issue. At the same time, be advised that there is no written agreement with Mr. Coombs in this regard and we do not believe a written agreement is required when Mr. Coombs's personal commitment is repeatedly disclosed in the registration statement, a document on which investors can rely. Furthermore, what would the consideration on the part of Valley High for such an agreement be? Mr. Coombs currently has enough stock. He doesn't need any more. This is one of the reasons we do not want a written agreement as it would require reciting some sort of consideration on the part of the Company and we believe Mr. Coombs has been compensated enough at this point by virtue of North Beck Joint Venture's large majority stock position.

     44. There is nothing we can add to what we have disclosed. We are NOT presently involved in any negotiations to pursue a business combination. In fact, until our registration statement is cleared, we do not believe it is advisable to talk to a prospective joint venturer or partner about funding an exploration program because the information on us available on Edgar may be deficient. If this is the wrong approach, an approach we believe is reasonable under the circumstances, particularly when there exist unanswered accounting and financial statement comments, we would like to be so advised by the Commission.

     Overall Business Methodology and Plans, page 17.
     ------------------------------------------------

     45. We have complied with this comment and added significant disclosure in and to the Plan of Operation section, much of which may be duplicative of what is disclosed in this section.

     46. We have complied with this comment. It is also addressed in the new material added to the Plan of Operation section, all as requested by the Commission in the preceding comment. With respect to the last sentence of this comment, our registration statement discloses what information we know from previous exploration of the property. There is nothing else we are able to disclose at this time. We believe that Centurion Mines Corp., in its storage facility, may possess assays showing very favorable testing results on our properties for silver (if they can locate them) but even if we had those assays in our possession, which we do not at this time, we would not want to include or summarize them in this registration statement. This is because we do not know who compiled them or who performed the work and we believe that because of the possibly positive nature of such assays or sampling, they might be falsely misleading to an investor. We also do not believe that Industry Guide No. 7 requires (or even wants) disclosing or summarizing assay work (particularly assay work the reliability or credibility of which is unknown to us), contrary to what the last sentence of this comment would seem to suggest.

     47. We have complied with this comment by referring the reader of the section "Overall Business Methodology and Plans" to the "Plan of Operation" section, which discloses this and other new information in detail, all as comment no. 45 above has directed us to do.

     48.  We agree with this comment and have removed the subject language.

     Updating of Past Exploration Results and Feasibility Studies, page 18
     ---------------------------------------------------------------------

     49. Reference is made to comment response no. 46 above. We do not have any information to add in response to this comment. We are informed that Centurion Mines Corporation and its successor, Great Western Mining, did assay work pursuant to the mining lease North Beck Joint Venture had with them, assays or information that showed favorable prospects of gold and, particularly silver, but they have neglected to provide us with such information. Accordingly, we do not have any copies of assays or specific information from them at the present time. We hope that our geologist/environmental engineer, Mr. Bruce Yeomans, who once was employed by Centurion Mines, may be able to get it. We have been trying to obtain such information for some time and are still working on it. Both companies are out of business and their records are allegedly in storage in Mammoth, Utah, and Coeur d'Alene, Idaho, and while we have requested what information they have in regard to our properties, and they have been cooperative and told us they will look for it, we have heard nothing. All we are told is that they will keep looking for it. Based on the Commission's June 23 letter, we have calls in to them again to obtain the information. One of the problems is that they don't go to their storage facilities very often and our understanding or belief is that they will not bother to go unless they have some other, more pressing corporate reason for doing so.

     Obtaining Permits, page 19
     --------------------------

     50.  We have complied with this comment.

     Pursuit of Partnership, Joint Venture and Outside Funding Opportunities, page 21
     -------

     51.  We have complied with this comment.

     52.  We have complied with this comment.

     Sources of Possible Partners, Joint Venturers and Funding Opportunities, page 22
     -------

     53.  We have complied with this comment.

     54. We have complied with this comment in our response to comment no. 52 above. We have thus referred the reader of this subsection to the subsection above titled "Pursuit of Partnership, Joint Venture and Outside Funding Opportunities," a section where we have addressed this comment.

     Item 2.  Management's Discussion and Analysis or Plan of Operation,
     page 23
     -------

     Selected Financial Data, page 23
     --------------------------------

     55. We have complied with this comment. See also our response to comment no. 35 above in which we have created a new subsection to discuss the nature of and particulars concerning Mr. Coombs's advances to the Company.

     Liquidity and Capital Requirements, page 23
     -------------------------------------------

     56. We have complied with this comment. This statement is reconcilable with our Plan of Operation because we hope that we will be able to complete our Plan of Operation within the next 2 or 3 years. If not, we will know by then what more would need to be done to in fact complete it.

     57.  We have complied with this comment.

     Need for Additional Capital or Financing, page 24
     -------------------------------------------------

     58.  We have complied with this comment.

     59. We have complied with this comment. This comment is similar to comment nos. 51 and 52 above and therefore, reference is made to them. In fact, though we have made a revision to this paragraph, we have also referred the reader to the corrections we have made in addressing comment nos. 51 and 52.

     Plan of Operation, page 25
     --------------------------

     60. We have complied with this comment. Reference is also made to comment no. 45 which essentially asks us to undertake this same change in this, the Plan of Operation section. Since both comments are virtually identical, we believe that we have complied with both of them.

     61. We have complied with this comment by inserting a new paragraph after our newly inserted discussion of the 8 milestones in response to the previous comment. We might add that since these 8 Work Sequences or what the Commission calls "milestones" are relatively simple and self-explanatory to some degree, we do not understand the idea of a "phased nature of the exploration process," that this comment seeks to have us describe. We wonder if the comment is directed to actually implementing an exploration program, something which we believe would be premature for us to discuss or elaborate upon at this point, not to mention that to do so now would be highly speculative if not presumptuous on our part. We do not want to give an investor a false impression of our ability to actually implement a full fledged mining exploration program. Nonetheless, we have attempted to address this comment as best we can in a separate paragraph expressly devoted to it.

     62. We have complied with this comment. We are aware that there is a second stage mining company called development state mining company and that "development" must be undertaken and completed before any actual mineral extraction occurs. We have inserted a paragraph discussing this after the new paragraph referenced in the preceding comment.

     63. We have complied with this comment. We have inserted a paragraph discussing this after the new paragraph referenced in the preceding comment. Reference is also made to Comment No. 34 above, a comment seeking the same or similar disclosure on our part. Having already explained that we intend to contact as many mining companies as we can who may be interested in joint venturing with us, we would like to emphasize that we have absolutely no way of knowing or predicting how long it would take, or will take (i.e., a time frame) to locate and obtain exploratory funding as the comment asks. To give the Commission an example, a former OTCBB company called MK Resources (formerly MKRR.OB) had valuable copper properties located near Seville, Spain, that are estimated to be worth some-$3.5 BILLION dollars (based on today's copper prices). MK was 72% owned by Leucadia National Corp. (LUK), a multi-BILLION dollar investment company that finances many mining projects, among other things. Yet MK Resources, in the last 2 years, even after filing an extensive S-1 registration statement last October in which it sought to raise approximately $300 million, was unable obtain the financing necessary to commence construction of its Las Cruces Mine Project. Obviously, 2 years ago, MK wouldn't have been able to predict that 2 years later it would have no such funding to extract $3.5 billion worth of copper. Since people of the great wealth, investment sophistication and business acumen of MK and Leucadia can't predict when, or even how, they will get funding, we do not believe it is fair for the Commission to expect us to do so. There is also another point here: the "Bespeaks Caution" Doctrine, that is, the statutory safe harbor encouraging an issuer to provide "forward looking statements," does not apply to Penny Stocks such as those of Valley High (assuming it eventually trades on the OTCBB). Because Valley High cannot, as a matter of law, avail itself of this safe harbor, Valley High could be liable for a 10b-5 violation were it to include projections, predictions and estimates that, while "forward looking," turn out, with hindsight, to be false. We do not believe that we have any business making predictions that could give rise to Section 10(b) and Rule 10b-5 liability nor do we believe the Commission should be asking us to make disclosure that puts us at risk for such liability. If Valley High could avail itself of the "Bespeaks Caution" Doctrine safe harbor, that would likely be different.

     64. We believe we have already complied with this comment in our revisions to our Plan of Operation. Nothing more need be said. What we intend to do, day to day, is self-explanatory. In fact, with all due respect, the Commission, in repeatedly asking for more and more disclosure about HOW we expect or anticipate obtaining exploratory funding, is seeking a lot more disclosure from us than it has ever required of MK Resources (see foregoing comment response). For example, in the last two years, MK Resources has told its investors virtually nothing about how it has intended to raise money on its Las Cruces Project, let alone the progress it was making in that regard, all the while touting the Las Cruses Project on its website with colored drawings, reports, disclosures about multi-million euro EU credits, etc. Now, after misleading investors for 2 years with an absence of meaningful disclosure, MK Resources has suddenly abandoned the entire project and sold it to Leucadia, its controlling stockholder, for a song.

     65. We have complied with this comment. "Stopes" is a mining term that means underground lateral tunnels.

     66. We have complied with this comment by electing to remove the subject language.

     67. We have complied with this comment by explaining that what we mean is that the Sacramento Mine, which is 1,600 feet deep, and the North Beck Mine, which is 1,000 feet deep, would not have been dug and the substantial funds spent thereon to accomplish such unless there was good reason, by knowledgeable people, including experts, to do so.

     68. We have made some changes to this sentence which we believe complies with the comment and makes the sentence and overall paragraph more understandable. What we mean is that we are not going to go out and pay somebody to find a mining exploration partner or joint venturer for us. We may do so on a contingency basis but we will not be paying anyone any cash to do so.

     69. We have no capital raising or exploratory fund-raising advisors or consultants to identify.

     70. We have complied with this comment by adding some discussion in this regard at the end of the section.

     Item 3.  Description of Property, page 26
     -----------------------------------------

     71. We believe this comment may have been asserted in error. What is sought in this comment is already disclosed in detail. In the second heading under this Description of Property section titled "The North Beck Mining Claims Acquired By the Company By Lease Agreement," we already have an extensive summary of the principal terms of mining lease agreement.

     The North Beck Mining Claims Acquired by the Company By Lease Agreement, page 26
     -------

     72.  We have complied with this comment.

     73. Reference is made to our response to Comment No. 1 above. We have removed all reference to the Bullion Beck and Gemini properties in the registration statement only to the extent any such references would imply "commercial mineralization, because of [their] proximity to these other mines and/or properties." In other words, we have only left them in for landmark purposes, that is, solely for the purpose of giving a person an idea of where the North Beck Claims are located. This makes sense because on nearly all maps of the area, the Bullion Beck and Gemini properties are prominently featured.

     Current State of Affairs, page 28
     ---------------------------------

     74.  We have complied with this comment and revised the discussion.

     Future Plans for the North Beck Claims in the Event Necessary Exploration Capital and Funding Is Obtained, page 29
     ----------------------------------------------------

     75. We have complied with this comment, in part, by deleting reference to the Jenny Lind Project Report (see Comment No. 2 above) and otherwise revising the sentence to make it more innocuous. At the same time, we believe this comment is inconsistent with Industry Guide No. 7 which states in pertinent part:

               (b)  Mining Operation Disclosure.
               Furnish the following information as to
               each of the mines, plant and other
               significant properties owned or operated, or presently intended to be owned or operated, by the registrant: . . .

               (5)  A brief description of the rock
               formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known.

Accordingly, it would be improper to remove what we do know about the geology and current mineralization of the North Beck Claims.

     Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29
     -------

     76.  We have complied with this comment.

     Item 5, Directors and Executive Officers, Promoters and Control Persons, page 30
     -------

     77. We believe we have already responded to this comment in the existing 10-SB and that such disclosure is more than adequate. There is nothing more to disclose; be this as it may, we have tried to beef up or enhance disclosure about Mr. Coombs over the past 5 years where we can. During the last 23 or 24 years, Mr. Coombs has ONLY been an employee in the context of his law practice.

     78.  We have complied with this comment.

     79. This is the same comment as comment no. 25, a comment we have already answered. We have thus complied with this comment by making it consistent with comment no. 25. See also risk factor no. 22, to which comment no. 25 was addressed.

     80. We have deleted this entire paragraph, language which was mistakenly obtained from another registration statement format that we reviewed or followed. In fact, we have no idea why it was included in the first place. Mr. Coombs is unquestionably an insider, affiliate and "control person" of the Company and any shares he has, directly or indirectly, are "restricted" as a matter of law. Whether he is deemed a "promoter" or not is irrelevant.

     81. We have complied with this comment. We do not at this time have, let alone do we know of, any person or "consultant" who would assist us in finding mining exploration funding. We have only retained Mr. Yeomans as our geologist/environmental engineer and for the purpose of helping us complete our Work Sequences. We have not retained him as a "consultant" in the sense of finding us a mining partner or joint venturer and we will be paying him cash for his services as an independent contractor. See our response to Comment No. 69 above.

     82.  We have complied with this comment in our response to comment no.
39 above, a response in which we have included a lengthy paragraph that explains what occurred with respect to Anticline Uranium and its subsequent transaction with LipidViro Technologies. This added disclosure in response to No. 39 explains what steps were taken to pursue Anticline's business plans and why circumstances made it so that they did not work, not the least of which was the fact that Anticline's mineral properties were adjacent to the EPA's Super-Fund Site. Today's mining environment now appears to be markedly different than what was then-facing Anticline. At the same time, Valley High does not have the debt or the creditors that Anticline had, all of whom wanted to call their notes due and payable. We do not believe that Valley High can be deemed or considered a "blank check company" because, among other reasons,
(1) it has a business plan; (2) its business plan is credible and not a "sham" to avoid Rule 419; (3) its assets do not consist solely or almost exclusively of cash; (4) its business plan or corporate purpose is not solely to find a merger or acquisition candidate whereby it would merge with some closely held entity in order to provide a vehicle by which the closely held entity can become "publicly owned" or "publicly traded"; OR (5) it is not engaged in raising money on the basis of a business plan whose purpose is merely to go out and look for something currently unknown to invest that money in (i.e., the classic definition of a "blank check company").

     Item 7.  Certain Relationships and Related Transactions, page 33
     ----------------------------------------------------------------

     83. We have complied with this comment by adding disclosure about Mr. Coombs's commitment to make advances to us in this section, something disclosed at least 3 other times in the remainder of the registration
statement.   See comment nos. 35, 43 and 55 above and our responses thereto.
We do not know what other transactions would have to be disclosed in this section that are not already adequately disclosed here or elsewhere in the document. The only true "related transaction" that we are aware of is the transaction between North Beck Joint Venture and Valley High and it has been disclosed repeatedly and in abundant detail.

     Common Capital Stock, page 34
     -----------------------------

     84. We have complied with this comment and deleted the subject language though we disagree with it because we believe it is contrary to Nevada law. For example, stock is no longer "assessable" unless such is provided for in a Nevada company's Articles of Incorporation. As such, it is fully paid for as a matter of law when issued, unless of course, a company issues it on the basis of a promissory note or something of that nature, an eventuality which is not at issue here. While this may be a "legal conclusion," we believe it is an obvious one.

     Part II, page 35
     ----------------

     Item 4.  Recent Sale of Unregistered Securities, page 37
     --------------------------------------------------------

     85. We have complied with this comment. To reiterate, the only recent sale of unregistered securities was the issuance of 5,000,000 "restricted" shares of stock to North Beck Joint Venture, LLC, as mining lease consideration pursuant to the Section 4(2) exemption from federal registration and the Section 14(2)(n) exemption from state registration under the Utah Uniform Securities. In other words, this singular transaction was a transaction "not involving a public offering."

     Financial Statements
     --------------------

     Financial Statements for the Years Ended December 31, 2004 and 2003
     -------------------------------------------------------------------

     Report of Independent Registered Public Accounting Firm
     -------------------------------------------------------

     86. The missing corporate records referred to in this comment did not impact the preparation of our financial statements. For the financial statement periods presented there is only one auditor and a predecessor auditor report is not required. With respect to Rule 2-05 of Regulation S-X, it is the election of the auditor whether or not they choose to place reliance on a predecessor auditor and to make reference to a predecessor auditor in their report.

     Notes to Financial Statements, F-6
     ----------------------------------

     Note 1-Summary of Significant Accounting Policies Mining Properties, F-6
     ------------------------------------------------------------------------

     87. We have reworded our accounting policy regarding mining properties to indicate that capitalization does not occur until after the determination of a commercially minable deposit.

     Note 7 Commitments and Contingencies, F-9
     -----------------------------------------

     88.  Footnote 7 has been updated to include the requested information.

     89.  Footnote 7 has been updated to include the requested information.

     Financial Statements for the Period Ended March 31, 2005
     --------------------------------------------------------

     90. Updated financial statements for the period ended June 30, 2005 have been provided.

                           Closing Information
                           -------------------

     We have attempted in good faith to address and incorporate each the Commission's comments. Many are excellent comments and therefore, we believe that our second amended Form 10-SB/A is a substantial improvement over our May 18 version and we would hope that the Commission would agree with us and "clear" the same.

     As per the end the Commission's June 23 comment letter, this response letter is also being filed on EDGAR. Finally, along with a hard, signed copy of this letter that we are mailing to you via Express Mail, we will also be enclosing a redlined version of the registration statement changes, a full copy of the "scanned" Jenny Lind Project Report, and map(s).

     If you have any additional questions or comments after receiving these documents, please don't hesitate to let us know at your earliest convenience. My direct line is 801-467-2779.

                                   Very truly yours,
                                   VALLEY HIGH MINING CO.


                                   /s/John Michael Coombs
                                   John Michael Coombs, President

Enclosures